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Black-ownedMinority-owned
Joyhound Beer Co

Brewery

Baltimore, MD 21202
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $100,000 invested.
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THE PITCH
Joyhound Beer Co is seeking investment to open a taproom featuring our incredibly flavorful, and balanced beer. The taproom will have an onsite brewing facility for producing exclusive beers. Ultimately we plan to expand into a larger brewing system and bring all of our production in-house.
First LocationRenovating Location
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INVESTOR PERKS

Joyhound Beer Co is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Founder's Wall Invest $100 or more to qualify. Unlimited available

We, the Rotimi family, want to honor
everyone
who invests in the growth of our business. Anyone who invests in our crowdfunding campaign will have their name included on the "Founder's Wall" within our flagship taproom!

JBC Beer Club Membership Invest $2,000 or more to qualify. Unlimited available

Investors that hit the minimum will receive a complimentary JBC Beer Club membership for 2 years (post-opening)! This membership will include exclusive weekly discounts and access to members-only events.

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QUICK READS (CLICK TO EXPAND)
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Our story

Joyhound Beer Co. (JBC) is a premium craft beer company born out of the Rotimi family's desire to produce incredibly flavorful and balanced beer that's zesty and tasty.

JBC's Founder and President, Alfred Rotimi, began homebrewing in 2013 as a hobby in college. Some years later, after completing a neuroscience fellowship at Tufts University, Alfred realized that life as a research scientist wasn't for him. Alfred's twin brother Julius encouraged him to pursue his vision of entrepreneurship, so, Alfred pitched the idea of starting a beer company to the rest of his family. They fully supported his concepts and were immediately on board to help cultivate and finance this venture. So, with the support and commitment of his family plus his ever-growing passion for brewing, Alfred founded JBC in 2017.

We're sure you're wondering, "Why Joyhound?" We chose the name Joyhound because brewing and being his own boss brings Alfred such joy plus we are a family of dog lovers! [Check out our doggos, Bailey and Stella, on the Tailwagger beer label!] Once we established the name, we conducted extensive research to identify a way to establish our brand while being mindful of initial startup expenses - alas, contract brewing proved to be the answer. Currently, our beers are produced, under contract, by Oliver Brewing Company in Baltimore, MD. We hold 65+ accounts including every Trader Joe's in DC and both Total Wine & More locations in Maryland plus many local, independently owned shops.

We are a family of scientists, so, we lean into our science, technology, engineering, art, and mathematics (STEAM) backgrounds to create a brand and products that embody the beauty and utility of STEAM. Hence our tagline, "Craft Beer for Nerds, by Nerds" - trust us, it's cool to be a nerd!

See "The Team" section below to find out more about our STEAM backgrounds!

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MEET JBC'S FOUNDER!

"At that point, my brewing hobby had grown extensively and I wanted to be my own boss. So, I founded Joyhound Beer Company to bring amazing beers to market. I hope that our customers will taste and appreciate the commitment and passion I put into every beer recipe!" - Alfred R.

While studying the Anatomy and Physiology of Psychology at UMBC, JBC's Founder and President, Alfred Rotimi, was introduced to brewing beer. He quickly grew to love the wonderfully sophisticated endeavor of brewing as it combines biochemistry with art and culinary skill... Did we mention that Alfred is also a wonderful cook?!
Some years later, while completing his neuroscience fellowship at Tufts University, Alfred realized that being a laboratory scientist didn't spark the same joy as crafting and brewing his own unique beer recipes.
Alfred singlehandedly designs JBC's recipes, markets JBC's new and ongoing products, AND self-distributes our beer within Maryland and DC.
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OUR OFFERINGS

We offer a wide selection of finely crafted ales - there's a beer for every palate! These are a few of our favorites!

Tail Wagger is a fine quality cold-fermented American Golden Ale that is brewed with 70% local pilsner malt. The label features our dogs Bailey and Stella!
Plum Power Sour is a bright and tart sour ale that is supercharged with plums for a complex tartness.
Foggy Chesapeake is a smooth citrusy ale that is gently spiced with Indian coriander and the puree and zest from lemons, limes, and tangerines.
OBA IPA a fragrantly hoppy West Coast IPA. The Rotimi family named this beer OBA to celebrate the history of Benin City, Nigeria's kingdom and art.
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PRESS
UnCapped: Joyhound Brewing Co.

In this episode of the UnCapped podcast, host Chris Sands talks with Alfred Rotimi, founder of Joyhound Brewing Co., about how he is growing the brand while using a contract

The Best Brewery in Every State

Huckberry Magazine lists Joyhound as the best brewery in Maryland in 2022.

Joy Hound Beer Company: A Step of Faith — DEEP BEER

Jack Perdue Interviews Alfred Rotimi at the Baltimore Beer Festival 2019

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TAPROOM CONCEPT
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INVESTING

Why your contribution matters!

Small Business: You will be investing in a small, family owned business.
Diversity in Ownership: You will be helping to diversify the world of craft beer - less than 1% of craft beer brands are black owned!
Community: Our taproom will support the local community by creating jobs and adding to the revenue stream of local businesses. We also plan to be engaged with the community!
Fun! You will help us build a kicka$$ brick & mortar for our supporters and MD's craft beer community.
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HELP US ACHIEVE OUR DREAM! (CLICK TO EXPAND)

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THE TEAM
Alfred Rotimi
Founder & President

UMBC 2013 Graduate B.S. Psychology with concentration in Anatomy and Physiology of Psychology

Neuroscience researcher at Tufts University Graduate School of Biomedical Sciences 2014-2016

Homebrewer since 2013

President and Founder of Joyhound Beer Company 2016-Present

Brewer, Salesman, Delivery Driver, Operations manager at Joyhound Beer Company 2017-Present

Jamie Rotimi
C0-Owner

B.S. Forensic Science, Minor: Chemistry

M.S. Forensic Science (Concentration in Molecular Biology/Genetics)

Prior research areas/topics include human immunodeficiency virus transcription factors, Investigating the Inhibitive Properties of Timberland© Boots on DNA Amplification Processes, DNA analysis, site-directed mutagenesis, etc.

Expert-level program and project management skills, policy and procedural creation, staff management, team building, marketing, creation and implementation of operational plans in support of organizational goals, expert in identifying gaps and strengthening the associated processes, etc.

When not engaged in JBC business, works in research compliance.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment Costs $99,400
Taproom Construction $88,333
Operating Capital $3,429
Mainvest Compensation $13,838
Total $205,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$817,470	$1,014,034	$1,240,379	$1,302,398	$1,341,469
Cost of Goods Sold	$224,838	$257,208	$165,010	$188,000	$190,000
Gross Profit	$592,632	$756,826	$1,075,369	$1,114,398	$1,151,469

EXPENSES

Rent	$70,000	$70,000	$70,000	$70,000	$70,000
POS Software	$2,400	$2,400	$2,400	$2,400	$2,400
Property Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Alcohol Insurance	$4,000	$4,100	$4,202	$4,307	$4,414
Vehicle Insurance	$2,800	$2,870	$2,941	$3,014	$3,089
Advertising	$3,900	$3,900	$3,900	$3,900	$3,900
Taproom Manager Salary	$43,812	$44,907	$46,029	$47,179	$48,358
Brewer Salary	$53,825	$55,170	$56,549	$57,962	$59,411
Salesperson	$53,825	$55,170	$56,549	$57,962	$59,411
Owner Salary	$35,000	$35,875	$36,771	$37,690	$38,632
Shift brewer ($17 /hr)	$38,818	$39,788	$40,782	$41,801	$42,846
Bookkeeping	$12,000	$12,300	$12,607	$12,922	$13,245
Taproom Staff	$77,249	$79,180	$81,159	$83,187	$85,266

Fuel $4,200 $4,305 $4,412 $4,522 $4,635

Water $6,000 $6,150 $6,303 $6,460 $6,621

Electricity $12,000 $12,300 $12,607 $12,922 $13,245

Maintenance $9,600 $9,840 $10,086 $10,338 $10,596

Excise tax $1,000 $1,025 $1,050 $1,076 $1,102

Op Ex (General) $19,290 $23,928 $29,269 $30,732 $31,653

Operating Profit $136,913 $287,468 $591,450 $619,564 $646,024

This information is provided by Joyhound Beer Co. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Reviewed Financials - Joyhound Beer Co..pdf

Investment Round Status

Target Raise $205,000

Maximum Raise $450,000

Amount Invested $0

Investors 0

Investment Round Ends January 5th, 2024

Summary of Terms

Legal Business Name Joyhound Beer Company LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 4%-8.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2030

Financial Condition

Historical Financials

Joyhound Beer Company LLC (JBC)'s historical financial statements are not representative of the potential earnings JBC will have if this fundraising opportunity is successful. Currently JBC has been operating a startup to establish a new brand in a highly competitive market. Small local breweries typically make the majority of their income from taproom and direct to customer sales. Due to Joyhound being a contract only brand with no physical location these revenue options have been unavailable to us.

Completing this fundraising goal is neccessary for us to build our own physical location where we can capture the high margins from taproom and direct to customer sales. Upon successful completion of our campaign the fund will be immediately used to begin the process of opening our taproom.

Forecasted milestones

Joyhound Beer Co. forecasts the following milestones:

Secure lease in [Maryland] by [October, 2023].

Hire for the following positions by [April, 2024]: [Brewer, Taproom Manager]

Achieve [$800,000] revenue per year by [2025].

Achieve [$200,000] profit per year by [2025].

Additional Capital

JBC LLC members are prepared to invest an additional $100,000 of personal capital to support this Taproom buildout and opening.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Joyhound Beer Co. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Joyhound Beer Co. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Joyhound Beer Co. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Joyhound Beer Co.'s core business or the inability to compete successfully against the with other competitors could negatively affect Joyhound Beer Co.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Joyhound Beer Co.'s management or vote on and/or influence any managerial decisions regarding Joyhound Beer Co.. Furthermore, if the founders or other key personnel of Joyhound Beer Co. were to leave Joyhound Beer Co. or become unable to work, Joyhound Beer Co. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Joyhound Beer Co. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Joyhound Beer Co. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Joyhound Beer Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Joyhound Beer Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Joyhound Beer Co.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Joyhound Beer Co.'s financial performance or ability to continue to operate. In the event Joyhound Beer Co. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Joyhound Beer Co. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Joyhound Beer Co. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Joyhound Beer Co. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Joyhound Beer Co. will carry some insurance, Joyhound Beer Co. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Joyhound Beer Co. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Joyhound Beer Co.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Joyhound Beer Co.'s management will coincide: you both want Joyhound Beer Co. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Joyhound Beer Co. to act conservative to make sure they are best equipped to repay the Note obligations, while Joyhound Beer Co. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Joyhound Beer Co. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Joyhound Beer Co. or management), which is responsible for monitoring Joyhound Beer Co.'s compliance with the law. Joyhound Beer Co. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Joyhound Beer Co. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Joyhound Beer Co. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Joyhound Beer Co., and the revenue of Joyhound Beer Co. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Joyhound Beer Co. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Joyhound Beer Co. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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